TICKET CORP.
                     9625 Mission Gorge Road, Suite B2 #318
                                Santee, CA 92071
                          e-mail: ticketcorp1@yahoo.com
                   Telephone (775) 352-3936 Fax (775) 201-8190
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                                                                    July 8, 2014

Via EDGAR

Mr. John Dana Brown
Ms. Theresa Messinese
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Ticket Corp.
    Amendment No. 6 to Registration Statement on Form S-1
    Filed June 4, 2014
    File No. 333-187544

Dear Mr. Brown and Ms. Messinese:

In response to your letter of June 6, 2014 regarding the Company's Amended Registration Statement on Form S-1 filed June 4, 2014 we have further amended the Registration Statement and provide this cover letter to identify the changes made.

Prospectus Summary, page 3

     1. We have revised to disclose our total stockholders' equity (deficit) as of the latest balance sheet date - April 30, 2014.

Financial Statements

     2. We have updated the financial statements through April 30, 2014 and revised the S-1 throughout with the updated numbers.

We acknowledge and understand that the company and management are responsible for the accuracy and adequacy of the disclosures made in our filings. The company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Russell Rheingrover
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Russell Rheingrover
President & Director